

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

David Poltack
Chief Financial Officer
Athlon Acquisition Corp.
c/o Causeway Media Partners
44 Brattle Street
Cambridge , MA 02138

> **Re: Athlon Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the period ended June 30, 2022**
> **File No. 001-39870**

Dear David Poltack:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction